Exhibit 99.1

EVOGENE LTD.
13 Gad Feinstein Street
Park Rehovot, P.O.B. 2100
Rehovot 7612002, Israel

April 3, 2014
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NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 14, 2014
________________________
Evogene Ltd. Shareholders:

We cordially invite you to attend the 2014 Annual General Meeting of Shareholders of Evogene Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Wednesday, May 14, 2014, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel.  At the meeting, the following proposals will be on the agenda:

(1)
Amendment of Articles 19 and 21 of the Company's articles of association, eliminating the “staggered Board” mechanism, and providing for the re-election of all directors (other than external directors) on an annual basis.

(2)(a)	Reelection of Mr. Martin Gerstel to serve as director of our Company until the next annual general meeting of shareholders of the Company.

(2)(b)	Reelection of Mr. Leon Y. Recanati to serve as director of our Company until the next annual general meeting of shareholders of the Company.

(3)
Approval of the reappointment of Kost, Forer, Gabbay & Kasierer as the Company's independent, external auditors for the year ending December 31, 2014 and until the next annual general meeting of shareholders, and the authorization of our board of directors to set the fees to be paid to such auditors.

(4)
Approval of a cash bonus in an amount of $160,000 to be paid to Mr. Ofer Haviv, our President and Chief Executive Officer, in respect of his performance for the year ended December 31, 2013, as determined by our board of directors (based on the recommendation of our compensation committee).

In addition, representatives of the Company’s management will be available at the meeting to review and discuss with shareholders the financial statements of the Company for the year ended December 31, 2013.

Approval of each proposal above requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the proposal (excluding abstentions). In addition, (i) the approval of each of Proposals 1 and 2(a)-(b) (in the case of Proposals 2(a)-(b), only if Proposal 1 is not approved) furthermore requires a special majority of seventy-five percent (75%) of the shares voted on that proposal (excluding abstentions), while (ii) the approval of Proposal 4 is subject to satisfaction of one of the following, additional voting requirements:

•
the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•
the total number of shares held by non-controlling disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company under the Companies Law.

Our board of directors recommends that you vote in favor of the above proposals, which will be described in a proxy statement that we will send to our shareholders.  That proxy statement and a related proxy card will also be furnished to the Securities and Exchange Commission (SEC) in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website— at  http://investors.evogene.com/sec-filings.aspx. The full text of the proposed resolutions, together with the form of proxy card for the meeting, may also be viewed beginning on Tuesday, April 8, 2014, at the registered office of the Company, 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, from Sunday to Thursday, 10:00 a.m. to 3:00 p.m. (Israel time).  Our telephone number at our registered office is +972-8-9311900.

Holders of record of our ordinary shares at the close of business on Tuesday, April 8, 2014 are entitled to notice of and to vote at the meeting.  All shareholders are cordially invited to attend the meeting in person.

Shareholders who are unable to attend the meeting in person will be requested to vote by completing, dating and signing a form of proxy.  You may send your completed proxy card to us by mail. No postage will be required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company.  If sending your proxy card to us by mail, the proxy card must be received by our transfer agent or at our registered office at least two business days prior to the appointed time of the meeting (that is, by Monday, May 12, 2014) to be validly included in the tally of ordinary shares voted at the meeting, unless we waive that requirement.  Your proxy card, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” the proposals described above. If you attend the meeting, you may vote in person and in such case your proxy card will not be used.  Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy card that will be sent to you.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, you should complete the proxy or voting instruction card that will be sent to you in order to direct your broker, trustee or nominee how to vote your shares.  You may also provide such voting instructions via the Internet, at the website www.proxyvote.com.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy (in the form to be filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, Attention: Inbal Israeli Gaffa, Legal Advisor and Merav Shaul Shalem, Legal Advisor, facsimile number 972-8-9466724, e-mail address: inbalig@evogene.com.

By order of the Board of Directors, Martin S. Gerstel Chairman of the Board